Exhibit 99.1

IAMGOLD ESSAKANE MINE SAG MILL ELECTRICAL SYSTEM REPAIRED

Toronto, Ontario, November 18, 2010 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported that the maintenance team at the Company’s Essakane Mine in Burkina Faso has repaired the electrical system at its semi-autogenous grinding (“SAG”) mill and that the team has restored the original configuration of the mill for feeding material to the gold plant.

“As of early on the morning of November 16, Essakane has been operating using its original mill configuration with all systems go and the SAG mill continues to run according to specifications,” said Steve Letwin, President and CEO of IAMGOLD. “The team at the plant has done an exceptional job to overcome this challenge by repairing the electrical system while minimizing the impact on production.  This outstanding work included an innovative backup plan to resume partial operation of the SAG mill under an alternate source of power while the repairs were being made. With the repairs completed and tested over the last two days, we are refocused on Essakane’s ramp up towards full design throughput for the mill and the gold plant.”

Mr. Letwin further commented, “In October, Essakane produced more than 30,000 ounces of gold and processed material at a rate of more than 7.5 million tonnes per year. Despite the lost production while the SAG mill was down during the first half of November, we are confirming our annual gold production guidance for 2010 in the range of 940,000 to 970,000 ounces as announced on November 5, 2010.”

As was previously announced, on Monday November 1, 2010, the variable frequency drive (“VFD”) failed after attempting a restart of the SAG mill following a temporary blackout in the generating station.  The VFD manages the delivery of power from the generating plant to the motor for the SAG mill.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “guidance” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.iamgold.com.

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